September 24, 2004

Jennifer L. Boatwright
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5306

      RE:	Intrepid Capital Management Funds Trust
      Registration Statement File Nos. 333-118634 and 811-21625

Dear Ms. Boatwright:

	We have reviewed the registration statement of Form N-1A for the
Intrepid Capital Fund, filed with the Securities and Exchange
Commission on August 27, 2004.  We have the following comments:

PROSPECTUS

What are the Fund`s Principal Investment Strategies? (Page 2)
1. The prospectus states, "The Fund`s investments in high yield securities typically will be in securities having a duration of three to five years at the time of purchase rated B or BB (or Ba) by a nationally recognized rating agency." (Emphasis added.) Please provide an example of duration. For example, a fund with a duration of 5 would likely drop 5% in value if interest rates rose one percentage point. In addition, please disclose any quality or duration limits for the Fund`s investments in high yield securities.

Principal Risks
2. Because the adviser does not have experience in managing a regulated investment company, please include the lack of experience as a principal risk to the Fund.

Fee Table
3. As shown in the fee table, other expenses are estimated to be 1.74% of the net assets of the Fund. Please supplementally explain the breakdown of other expenses.

4. If the adviser intends to seek reimbursement from the Fund for advisory fees waived and/or expenses reimbursed, please so state in a footnote to the fee table on page 4. In addition, include that information in the Statement of Additional Information on page B-13.

Management of the Fund
5. On page 6, pursuant to Form N-1A Item 5, please state the adviser`s fee as a percent of average net assets including any breakpoints.

6. Please expand the description of the adviser and include the amount of experience as an investment adviser as well as the current assets under management.

Historical Performance of Investment Advisory Accounts Managed by the
Adviser (page 6)
7. The prior performance must present the average annual total return for 1, 5, and 10 years of operation or since date of inception if less than 10 years. (Disclose the inception date). Performance may be presented in other formats if it is accompanied by the average annual total return for 1, 5 and 10 years.

8. The prospectus states, "All returns are time-weighted total rate of return and include the reinvestment of dividends and interest. The performance data for the Balanced Accounts is net of investment advisory fees and expenses." Please represent whether or not the standardized SEC method was used to calculate the prior performance.
If the standardized SEC method was not used to calculate the prior performance, the Fund should disclose how the performance was calculated and that the method differs from the standardized SEC method. Also, please confirm supplementally that the managed portfolios did not charge a sales load.

9. Footnote (3) states, "The Combined Index consists of an unmanaged portfolio of 60% common stocks represented by the S&P 500 Index and
40% bonds represented by the Citigroup High Yield Short-Term
Index."
Please explain supplementally who is calculating the combined index return and why the combined index is an appropriate index for the Fund.

10. The prospectus states, "The performance information for the Balanced Accounts has been examined in accordance with the Level II verification procedures of the Association for Investment Research and Management." Since the performance presentation states that it was audited or verified, please disclose who conducted the audit/verification. Also, the Fund must include in its registration statement a consent for the audit/verification.

The Fund`s Share Price
11. On page 7 it states "the Fund will process purchase orders and redemption orders that it receives in good order prior to the close of regular trading on a day that the New York Stock Exchange is open at the net asset value determined later that day." Please define "good order."

12. Pursuant to Item 6 of Form N-1A, please provide a brief explanation of the circumstances under which the Fund will use fair value pricing and the effects of using fair value pricing.

Other Redemption Considerations
13. On page 15 it states, "if you purchased shares by check or Electronic Funds Transfer, the Fund may delay the payment of redemption proceeds until it is reasonably satisfied the check and transfer of funds have cleared (which may take up to 15 days from the date of purchase)." It should state that it may take up to 10 days.


STATEMENT OF ADDITIONAL INFORMATION

Cover Page
14. Pursuant to the instruction for Item 9(a) of Form N-1A, please provide a toll free number or explain that a person interested in obtaining a prospectus or SAI may call collect.

Trustee Approval of Investment Advisory Agreement (page B-11)
15. Please revise the disclosure so as to discuss all of the material factors considered by the Board. Do not merely list the issues. The discussion should relate the issues to the specific circumstances of the registrant and the Investment Adviser. Describe in reasonable detail the decisions reached by the Board that formed the basis of its decision to approve the contract. Avoid conclusory statements.
See Item 18.13 of Form N-2 and the discussion in Release No. IC-24816, "Role of Independent Directors of Investment Companies," (February 15, 2001).

Proxy Voting Policy (page B-11)
16. Please supplementally explain the apparent inconsistencies between the proxy-voting policy for the Fund, delegating the responsibility to the adviser, and the adviser`s stated proxy-voting policy appearing on its website.


GENERAL

17. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

18. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

19. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

TANDY LETTER

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

		*		*		*		*

      If you have any questions about these comments, please call me at 202-942-0542.

      							Sincerely,



      							Laura E. Hatch
      							Staff Accountant
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Ms. Jennifer L. Boatwright
September 24, 2004
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